Exhibit 99.1

For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

8 December 2004

Update on negotiations for a
long-term funding agreement

The following is provided as an update on the current state of negotiations between James Hardie, the Australian Council of Trade Unions and Unions New South Wales and asbestos support groups (together, the “ACTU and Representatives”), regarding long-term funding of compensation for personal injury claims against former James Hardie companies now owned by the Medical Research and Compensation Foundation (“MRCF”) arising from exposure to asbestos in products manufactured or supplied by those companies.

The purpose of this update is to provide some key facts in relation to the negotiation process. In part, this information is being provided due to recent public speculation which has questioned James Hardie’s commitment to achieving a long-term financial agreement as soon as is possible to ensure the payment of legitimate claims.

This voluntary funding arrangement is, the Company believes, the largest in Australian corporate history. The funding arrangement requires financier and shareholder approval.

Key developments in relation to negotiations

On Tuesday 19 October, 2004 James Hardie, at a meeting with the ACTU and Representatives tabled a draft term sheet in relation to the long-term funding agreement for future asbestos-related claims against the MRCF companies.

A Statement of Objectives in relation to the proposed funding arrangement was agreed and signed by James Hardie, the ACTU and Representatives on 2 November 2004

On 3 November, James Hardie presented a Heads of Agreement to the ACTU for comment. The draft Heads of Agreement included the following key points:

➢	A Special Purpose Fund would be created to compensate asbestos victims.

➢	There would be an annual actuarial assessment of the liabilities of the fund.

➢	James Hardie would make annual payments to the Special Purpose Fund based on this annual actuarial assessment.

➢	James Hardie would provide the Fund with a cash “buffer” based on this actuarial assessment — this would provide greater security to present and future claimants to better enable the Fund to be able to meet changes in the incidence of claims and / or changes in the financial condition of James Hardie.

➢	A cap on the annual James Hardie payments to the Fund (it is not intended that there be any caps on payments to claimants) would be set, as a proportion of free cash flow, at a level designed to ensure that all legitimate claimants are paid and, the financial health and growth prospects of James Hardie are maintained (which both the ACTU and James Hardie recognises is crucial to the long term security of the future payments). Based on current actuarial estimates and market expectations of James Hardie’s future financial performance, the proposed caps should allow payments to claimants to not only be properly funded but also to have the benefit of a significant contingency provision. However, because the number of claimants and the amounts that the courts may award cannot be known specifically at this time and James Hardie may not perform as we might hope, no absolute assurance on this can be given.

Currently, the level of legal costs incurred in relation to asbestos claims against the former James Hardie companies now owned by the MRCF have an estimated net present value of approximately $410 million. This high level of costs (equivalent to 36% of payments projected to be received by claimants) has a major adverse effect on the long term strength of any funding proposal over the lengthy time period that James Hardie is proposing to fund claimants.

For this reason, it is hoped that the outcome of the recently announced NSW Government Review of Legal Costs and Administrative Costs in Dust Diseases Compensation Claims will have a strong, positive impact on the financial strength of the proposed Special Purpose Fund and the affordability and sustainability of James Hardie’s funding proposal. James Hardie supports this Review and notes that the rights of claimants (including to receive independent legal advice and representation) will not be adversely affected as a result of the Review.

Timeliness of Negotiations

➢	As Greg Combet, Secretary of the ACTU has confirmed, the negotiations involve complex issues, including the need to develop a viable financial proposal that is, both designed to meet the needs of asbestos claimants under a variety of different claims scenarios and also affordable for the company such that it will remain financially strong for decades into the future.

➢	James Hardie has been seeking to conduct the negotiations with the ACTU in a timely, constructive, consistent and efficient fashion. It is not in the Company’s interests to do otherwise.

➢	James Hardie and its advisers are focused on completing these financial arrangements as soon as practicable to avoid causing unnecessary anxiety amongst claimants and to allow James Hardie to refocus on its businesses.

➢	James Hardie believes that the New South Wales Government should have a more direct involvement in the negotiations (to date the New South Wale Government has declined to meet with James Hardie and its advisers or have any direct involvement in the negotiations).

James Hardie continues to work with the ACTU and Representatives towards achieving a long-term financial compensation agreement.

End.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

▪	projections of our operating results or financial condition;

▪	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

▪	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

▪	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.